Joel A. Yunis
joel.yunis@kattenlaw.com
212.940.8666 direct
212.894.5666 fax
October 24, 2008
Via EDGAR and Federal Express
Song Brandon, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	ImClone Systems Incorporated Schedule 14D-9 filed October 14, 2008 File No. 005-42743
Dear Ms. Brandon:
          Set forth below is the response on behalf of ImClone Systems Incorporated (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 21, 2008 (the “Comment Letter”) concerning the above-referenced Schedule 14D-9 (the “Schedule 14D-9”), which was originally filed with the Commission on October 14, 2008. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 14D-9. The Company has filed today via EDGAR Amendment No. 1 (the “Amendment”) to the Schedule 14D-9. We have enclosed three courtesy copies of the Amendment for your review.
The Solicitation or Recommendation, page 10
1.	We note your disclosure in the last paragraph on page 15 that the ImClone Board in concluding the Eli Lilly Offer is fair and in the best interest of the stockholders of ImClone considered a number of factors, including the following: “the current and historical financial condition and results of operations of ImClone, as well as the prospects and strategic objectives of ImClone, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the industries in which ImClone’s businesses operate.” Please expand

Song Brandon, Esq.
October 24, 2008

your disclosure to specify and elaborate what the board meant by “prospects and strategic objectives.”
We have revised the disclosure as requested.
Financial Projections, Page 18
2.	We also note the disclosure contained in Eli Lilly’s Schedule TO-T that “Lilly and the Purchaser received certain non-public information concerning ImClone, including certain financial projections through the fiscal year ending 2030.” Please revise your disclosure to provide similar information and also disclose why such projections were not summarized in your document.

We have revised the disclosure as requested.

3.	We note your disclosure on page 20 that “[a]ll projections are forward-1ooking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in ImClone’s Form 10-K.” We note that ImClone’s 2007 Form 10-K references in the section entitled “Disclosure Regarding Forward Looking Statements” the Private Securities Litigation Reform Act of 1995. Please note that the Act does not apply to tender offers, See Section 21E(b)(2)(C) of the Exchange Act. In that regard, please revise your filing to make clear that the safe harbor provisions contained in that Act does not apply to any forward-making statements you make in connection with the offer.

We have revised the disclosure as requested.

4.	Additionally, we note your disclosure that “[n]one of ImClone, J.P. Morgan, Purchaser or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.” This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. Therefore, please refrain from including such language in future press releases and filings.

Song Brandon, Esq.
October 24, 2008

We appreciate the Staff’s comment and will refrain from including such language in future press releases and filings.
In connection with our response to your comments, the Company has authorized me to acknowledge on its behalf that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          With respect to the Company’s response to the foregoing comments, the Company’s revisions to the Schedule 14D-9 and the information contained in the Amendment should not be deemed to constitute an admission that any of the information included in the Amendment in response to such comments is material.
          We are providing to the Staff, supplementally, pursuant to Item 1011(a)(5) of Regulation M-A, the materials referred to in the instructions to that Item, which shall not be deemed filed under the Exchange Act.
          If you have any additional questions regarding any of our responses, please feel free to contact either me (212-940-8666) or Evan L. Greebel (212-940-6383) of Katten Muchin Rosenman LLP or Andrew K. W. Powell, Senior Vice President and General Counsel of ImClone Systems Incorporated.

Sincerely, /s/ Joel A. Yunis Joel A. Yunis

cc:	Andrew K. W. Powell, Esq. Evan L. Greebel, Esq.